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Thomas Friedmann thomas.friedmann@dechert.com +1 617 728 7120 Direct +1 617 275 8389 Fax

June 29, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Attn: Ray Bee and Anthony Burak

Re:	Horizon Technology Finance Corporation

Registration Statement on Form N-2

File Number: 333-225716

Ladies and Gentlemen:

Horizon Technology Finance Corporation, a Delaware corporation (the “Company”), has today filed with the U.S. Securities and Exchange Commission (the “Commission”) pre-effective amendment no. 1 (“Amendment No. 1”) to its registration statement on Form N-2 (File No. 333-225716) (the “Registration Statement” and the prospectus contained therein, the “Prospectus”). On behalf of the Company, we hereby respond to the comments raised by the staff (the “Staff”) of the Commission in the June 3, 2021 and June 4, 2021 telephone conversations between Anthony Burak and Ray Be, respectively, of the Staff and Thomas J. Friedmann and Thomas J. Cheeseman of Dechert LLP, outside counsel to the Company, relating to the Registration Statement.

For your convenience, the Staff’s comments are included in this letter, and each comment is followed by the applicable response. We will also provide under separate cover courtesy copies of Amendment No. 1, as filed and marked to show changes from the initial filing of the Registration Statement, which includes the necessary conforming changes in response to the Staff’s comments.

Capitalized terms used in this letter and not otherwise defined herein shall have the meanings specified in the Registration Statement.

Legal Comments—Registration Statement

Determination of Net Asset Value

1.	In the subsection of the Prospectus captioned “Determination of Net Asset Value—Determinations in connection with offerings” on page 30, the Company provides disclosure regarding issuance of common stock below Net Asset Value. Supplementally provide an analysis for what disclosures might be required under the Securities Act of 1933 when selling securities at above Net Asset Value in light of the interim reappraisal of the Company’s Net Asset Value.

Response: The Company acknowledges the Staff’s comment and respectfully submits that there is a discussion of the risks to investors associated with selling shares of common stock at above net asset value per share in the Risk Factors section of the Company’s Annual Report on Form 10-K, which is incorporated by reference into the Registration Statement, under the caption “Investors in offerings of our common stock may incur immediate dilution upon the closing of an offering.” This risk factor notes, “[i]f the public offering price for any offering of shares of our common stock is higher than the book value per share of our outstanding common stock, then investors purchasing shares of common stock in such offering will pay a price per share that exceeds the tangible book value per share after such offering.” Any such purchases would result in the immediate dilution of such investors’ capital. When taken together with the Company’s disclosure that issuance of shares of common stock at a price below net asset value per share results in dilution of existing holders and that the Company’s offerings are priced at or above net asset value per share, we believe that the Company’s investors are fully apprised of the risks of acquiring common stock at a price above net asset value per share.

Accounting Comments—Registration Statement

Fees and Expenses

2.

Please confirm that the income tax expense, if any, incurred from time to time as a result of the Company’s decisions to retain a portion of its net investment income and a pay an excise tax of such retained income is reflected in the expenses set forth in the Fee Table.

Response: The Company acknowledges the Staff’s comment and confirms to the Staff that the Fee Table reflects the excise tax.

Portfolio Companies

3.	In the section captioned “Portfolio Companies,” please revise to include the internal references.

Response: The Company acknowledges the comment and has revised the section.

Incorporation by Reference

4.	Please include a hyperlink to each document incorporated by reference.

Response: The Company has revised the section to reflect the most up-to-date filing and disclosure information regarding the Company.

5.	Under the caption “Incorporation by Reference,” please confirm that all Current Reports on Form 8-K being incorporated by reference.

Response: The Company acknowledges the comment and has revised the section.

Accounting Comments—Annual Report

Notes to Consolidated Financial Statements

7.	Under Note 4, please explain why the acquisition of the interests in Horizon Secured Lending Fund I LLC was accounted for as an asset acquisition under GAAP rather than a business combination.

Response: Horizon Secured Loan Fund I LLC (“Fund”) was a joint venture between the Company and Arena Sunset SPV, LLC (“Arena”) formed for the sole purpose of making debt investments sourced by Horizon Technology Finance Management LLC (the “Advisor”), which also served and continues to serve as the investment adviser to the Company. The Fund was governed by the Fund’s board of managers (the “Fund Board”), which consisted of two individuals appointed by Arena and two individuals appointed by the Company.

In making the determination as to whether to account for the Company’s acquisition of Arena’s ownership interest in the Fund as either a business combination or an asset acquisition, the Company and its auditors reviewed the appropriate accounting standards. For purposes of making such determination, ASC 805-10-55-4 states “A business consists of inputs and processes applied to those inputs that have the ability to contribute to the creation of outputs.” Pursuant to this standard, the Company’s acquisition was properly accounted for as an asset acquisition rather than a business combination. When the Company acquired Arena’s limited liability company interests in the Fund, the Company effectively acquired only Arena’s interest in the Fund’s investments. The Company did not acquire any “processes”, systems, employees, etc. In fact, the Company was already invested in the portfolio companies in which the Fund was invested. The key components required by GAAP to account for the acquisition as a business combination were not present.

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If you have any questions, please feel free to contact the undersigned by telephone at 617.728.7120 (or by email at thomas.friedmann@dechert.com). Thank you for your cooperation and attention to this matter.

Very truly yours,

/s/ Thomas J. Friedmann

Thomas J. Friedmann

cc:	Daniel Trolio, Horizon Technology Finance Corporation

John C. Bombara, Horizon Technology Finance Corporation

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